

Mail Stop: 3628

October 20, 2015

Deepesh Jain
Principal Financial Officer
Barclays Dryrock Funding LLC
745 7th Avenue
Floor 16
New York, New York 10019

     Re: **Barclays Dryrock Issuance Trust**
             Barclays Dryrock Funding LLC
             Barclays Bank Delaware
             Amendment No. 1 to Form SF-3
             Filed October 5, 2015
             File Nos. 333-205943, 333-205943-01, and 333-205943-02

Dear Mr. Jain:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2015 letter.

Registration Statement on Form SF-3

General

1. We note your response to previous comment 3 and reissue. The disclosures on pages 14 and 15 to which you refer detail how finance charge collections and available principal are distributed. The table required by Item 1113(c) of Regulation AB requires disclosure of all of the fees and expenses payable from cash flows (i.e. servicing fees, trustee fees, etc.) and the amount of those fees and expenses or how they are calculated.

Redemption and Early Amortization of the Notes, page 42

2. We note your response to previous comment 17 and reissue in part. Please include bracketed language on your prospectus cover page and in the prospectus summary indicating that you will include disclosure about the letter of credit and surety bond if either is included in a future offering.

Dispute Resolution, page 91

3. We note your response to prior comment 25. Specifically, we note the disclosure that reads "…except as otherwise publicly available as required by law…." This appears to imply that the confidentiality restrictions do not apply to information that is required to be publicly available by law. Please revise your disclosure to clarify that there are no restrictions on publicly-available information (e.g., information filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act) or information required by law or advise why you believe that the disclosure is appropriate.

Asset Representation Review, page 99

4. We note your response to prior comment 28. Please revise your disclosure to clarify that the ARR Representations and Warranties are those representations and warranties from the Receivables Purchase Agreement and Transfer Agreement that relate to the assets.

Asset Review Voting, page 99

5. We note your revision regarding the verification requirements for "any note owner." Please revise to clarify whether there are any additional or separate requirements for "noteholders," a term which you have defined to mean the beneficial owner of a note.

Asset Review, page 100

6. We note your disclosure that the ARR Review will be performed in accordance with the procedures set forth in the asset representations reviewer agreement and that you will file a form asset representations reviewer agreement. Please revise to provide disclosure of the material terms of the asset representations reviewer agreement. Please be sure the disclosure includes a clear description of the scope of the review and any limitations on the information to which the asset representations reviewer will have access.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: David L. Ridenour, Esq., Orrick, Herrington & Sutcliffe LLP